

20009500

SEC Mail Processing

MAR 04 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-48723

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NatAlliance Securities LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Austin	Tx	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Bush 512-609-1735

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka

(Name – *if individual, state last, first, middle name*)

901 S Mopac Expy, Bld II #450 Austin	Tx	78746
(Address)	(City) (State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Fred Bush _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
NatAlliance Securities LLC _____ , as
of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MICHELLE ELLIS
Notary Public, State of Texas
Comm. Expires 01-13-2023
Notary ID 124124214

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NatAlliance Securities, LLC
Austin, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of NatAlliance Securities, LLC (NatAlliance Securities or the "Company") as of December 31, 2019, the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended, and the related consolidated notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NatAlliance Securities as of December 31, 2019, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NatAlliance Securities, LLC's management. Our responsibility is to express an opinion on NatAlliance Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of NatAlliance Securities, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

THE AUSTIN OFFICE 512.480.8182 Tel. ▪ 512.498.0813 Fax
901 S. Mopac Expressway, Building II, Suite 450 ▪ Austin, Texas 78746 ▪ www.bvccpa.com

Member of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants

BKR
INTERNATIONAL

To the Member of
NatAlliance Securities, LLC
Re: Report of Independent Registered Public Accounting Firm

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briggs & Veselka Co.

Briggs & Veselka Co.
Austin, Texas

We have served as NatAlliance Securities, LLC's auditor since 2018.

March 2, 2020

NatAlliance Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

Current assets

Cash and cash equivalents	$	3,180,754
Cash segregated under federal regulations		708
Certificate of deposit		28,006
Receivable from clearing broker-dealers		2,126
Accounts receivable		1,125,492
Debt securities, at fair value		46,337,940
Debt securities purchased under agreements to resell		10,065,122
Trading deposit		12,454,368
Clearing deposits		353,382
Property and equipment, net of accumulated depreciation of $304,812		33,325
Other assets		608,116
Total assets	**$**	**74,189,339**

Liabilities and Member's Capital

Current liabilities

Accounts payable and accrued expenses	$	288,854
Accrued compensation payable		806,115
State income tax payable		25,779
Debt securities sold, not yet purchased		26,438,271
Debt securities sold under agreements to repurchase		24,931,977
InterCompany Payable		3,559,096
Payable to clearing broker-dealer		5,822,996
Total liabilities		**61,873,088**
Member's capital		**12,316,251**
Total liabilities and member's capital	**$**	**74,189,339**

See notes to financial statements and report of independent registered public accounting firm.

NatAlliance Securities, LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues:

Trading profits, net of trading interest expense of $1,957,678)	$	6,277,203
Securities commissions		8,960,563
Other income		423,762
Interest		2,246,324
Total revenues		17,907,852

Operating expenses:

Compensation and related costs	10,461,303
News and quotes	2,271,277
Clearing and execution costs	1,347,062
Dues and subscriptions	713,543
Occupancy and equipment	732,596
Professional fees	371,788
Travel and entertainment	169,162
Communications	263,821
Regulatory fees	153,913
Other expenses	131,151
Depreciation	21,265
Total operating expenses	16,636,881

Net income before income taxes	1,270,971
Provision for taxes	31,152

Net Income	$	1,239,819

See notes to financial statements and report of independent registered public accounting firm.

NatAlliance Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2019

	Members' Units		Members' Capital
Balance at December 31, 2018	11,954,621	$	10,025,913
Member's capital contributions			1,697,384
Member's capital reductions	490,990		(417,087)
Member's distribution	-		(229,778)
Net Income	-		1,239,819
Balance at December 31, 2019	15,066,413	$	12,316,251

See notes to financial statements and report of independent registered public accounting firm.

NatAlliance Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:

Net Income	$	1,239,819
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		21,265
Change in assets and liabilities:		
Cash segregated under federal regulations		203
Receivable from clearing broker-dealers		(2,126)
Accounts receivable - other		(678,615)
Debt securities, at fair value		(9,434,764)
Debt securities purchased under agreements to resell		(4,375,843)
Trading and clearing deposits		(4,078,737)
Other assets		(223,397)
Accounts payable and accrued expenses		3,559,028
Accrued compensation payable		241,326
State income taxes payable		4,635
Debt securities sold, not yet purchased		10,308,748
Debt securities sold under agreements to repurchase		17,141,304
Payable to clearing broker-dealer		(12,810,589)
Net cash provided by operating activities		912,256
Investing Activities		
Purchase of property and equipment		(17,033)
Net cash used in investing activities		(17,033)
Financing Activities		
Member's capital contributions		1,697,384
Member's capital reductions		(417,087)
Distribution to members		(229,778)
Net cash provided by financing activities		1,050,519
Net cash increase for year		1,945,743
Cash and cash equivalents at beginning of year		1,235,012
Cash and cash equivalents at end of year	$	3,180,754
Supplemental disclosures of cash flow information:		
Interest paid	$	1,957,678
Income taxes paid-states	$	31,152

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

NatAlliance Securities, formerly, National Alliance Securities Corporation (NASC) began operations in June 2003, under the laws of the State of Nevada. NASC converted from a corporation to a limited liability company effective December 31, 2012. The conversion was a change in legal form and tax status. Effective January 1, 2019, NatAlliance Securities LLC became a wholly owned subsidiary of NatAlliance Holdings LLC. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily in trading of debt securities for its own account and brokering debt securities for institutional customers. The Company also trades debt securities in the secondary wholesale market. The Company's securities trading and brokering consist primarily in U.S. government securities, mortgage backed securities, municipal bonds and corporate bonds. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2) (ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its primary clearing broker-dealer.

Note 2 - Significant Accounting Policies

Basis of Accounting
> These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Revenues are recognized in accordance with ASC 606 as of January 1, 2019 (see Revenue Recognition disclosure for further detail).

Use of Estimates
> The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
> Cash and cash equivalents consist of cash, money market funds and highly liquid investments with original maturity dates of three months or less, excluding cash segregated under federal regulations, clearing deposits and trading deposit.

Debt Securities

>Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Property and Equipment

>Property and equipment is stated at cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method based over the estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

>Debt securities sold, not yet purchased consist of debt securities the Company has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Collateralized Financing Agreements

>Transactions involving debt securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and debt securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are initially recorded at their contracted resale or repurchase amounts. Interest on such contract amounts is accrued and is included in repo and reverse repo balances.

Revenue Recognition

>In accordance with ASU 2014-09 – Revenue from Contracts with Customers (ASC 606), effective January 1, 2019, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The implementation of the new standard did not impact our method of revenue recognition.

>The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

>Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur.

Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenues when the performance obligation is satisfied. The related expenses are also recorded on a trade date basis.

Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis when the performance obligation is satisfied. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Other income includes pricing service revenue, research revenue and rebates. These amounts are recognized when the performance obligation is satisfied

Soft Dollar Transactions

The Company segregates cash under federal regulations for the benefit of customers related to soft dollar transactions. Qualified research expenses designated by soft dollar customers are paid by the Company from segregated cash.

Income Taxes/Change in Tax Status

The Company is a limited liability company and is taxed at the member level rather than at the corporate level for federal income tax purposes. Therefore, there is no provision for federal income taxes. However, The Company is subject to various state taxes, primarily the Texas Franchise tax, and taxes to California, Connecticut, Florida, New Jersey, New York and North Carolina and accrues accordingly. The Company is included in a combined tax return with NatAlliance Holdings, LLC.

During 2015, the members of the Company reinstated a distribution policy to pay member taxes on the taxable income of the Company. Under the policy, distributions are to be made on a quarterly basis in an amount equal to 50% of profits earned. During 2019 the Company distributed $229,778 of cash to its members.

The Company is subject to various state taxes, primarily the Texas Franchise tax, and also California, Connecticut, Florida, New Jersey, New York and North Carolina.

The Company is required to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The Company has reviewed all open tax years and concluded that there are no unrecognized tax benefits that would have a material impact on the Company's financial position.

Recent Accounting Pronouncements

In February 2019, the FASB issued ASU No. 2019-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements.

Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Note 3 - Fair Value of Financial Instruments

Fair value accounting standards establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. The hierarchy prioritizes inputs and valuation techniques used to develop the measurements of fair value into three levels.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Fair value is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances prices vary substantially over time or among brokered market makers.

Level 3 – Fair value is model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities, reverse repurchase agreements, repurchase agreements and debt securities sold, not yet purchased are carried at estimated fair value and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Company's primary clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Company's major security types by the fair value hierarchy levels as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets				
Debt Securities Purchased Under				
Agreements to Resell	$ -	$ 10,065,122	$ -	$ 10,062,122
Debt Securities Owned	-	46,337,940	-	46,337,940
Totals	$ -	$ 56,403,062	$ -	$ 56,403,062
Liabilities				
Debt Securities Sold Under Agreements				
to Repurchase	$ -	$ 24,931,977	$ -	$ 24,931,977
Debt Securities Sold, Not Yet				
Purchased	-	26,438,271	-	26,438,271
Totals	$ -	$ 51,370,248	$ -	$ 51,370,248

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2019, the Company recognized no transfers to and from level 1 and level 2. There were no level 3 investments held by the Company during 2019.

Note 4 - Transactions with Clearing Broker-Dealers

The Company has a clearing agreement with its primary clearing broker-dealer, Hilltop Securities (HT), to provide execution and custody of debt security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with HT in the amount of $12,454,368 at December 31, 2019. The trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts.

The Company had a payable to HT of $5,822,996 at December 31, 2019. The payable balance fluctuates on a daily basis as the Company purchases and sells securities through HT for its own account. Interest is calculated daily (3.125% at December 31, 2019), based on a fixed spread over the federal funds rate and paid monthly. The Company's debt securities owned are held by HT as collateral.

Note 5 - Debt Securities Purchased Under Agreements to Resell

Debt securities purchased under agreements to resell are collateralized financing agreements for debt securities the Company financed. Reverse repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (borrower). The Company receives collateral in the form of debt securities in connection with debt securities financed. The agreement gives the Company a right, in the event of default, to liquidate the collateral held and to offset any receivable from the borrower. There were ten reverse repurchase transactions outstanding at December 31, 2019 with a total contracted repurchase amount of $10,065,122. The fair value of debt securities received as collateral under agreements to resell totaled $9,692,483. The collateral deficit of $374,765 is recorded as an other deduction in the computation of net capital. The Company is permitted to sell the securities held as collateral; therefore, is obligated to purchase similar securities at the future date to close the reverse repurchase transactions. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily, (1.25% to 2.875% at December 31, 2019), based on a fixed spread over the federal funds rate and received when the obligations are settled.

Note 6 - Debt Securities Sold Under Agreements to Repurchase

Debt securities sold under agreements to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (lender). The Company pledges debt securities to collateralize repurchase agreements. The agreements give the lender a right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were sixty threee repurchase transactions outstanding at December 31, 2019 with a total contracted repurchase liability of $24,931,977. The fair value of debt securities provided by the Company as collateral under these agreements to repurchase totaled $27,060,447. The Company has recorded a repo deficit benefit of $187,149 in the computation of net capital. In the event the collateral value decreases, additional collateral may be required.

Interest varies on each repurchase transaction, is calculated daily (1.5% to 4% at December 31, 2019), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $7,500,999 which was $7,250,999 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.3361 to 1 at December 31, 2019.

Note 8 - Retirement Plan

The Company has a 401(k)-profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions are vested immediately. For the year ended December 31, 2019, the Company made no matching or profit-sharing contribution. The Company incurred $3,819 in expenses related to the plan. Plan expenses are recorded as compensation and related costs in the accompanying statement of operations.

Note 9 - Commitments and Contingencies

Operating Leases
The Company leases branch office facilities in New York, NY, Austin, TX, Chicago, IL and Radnor, PA, under non-cancellable operating lease agreements expiring at various times from 2019 through 2023. Rent expense for the year totaled $426,533 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Future minimum lease commitments for each of the years ending December 31 are as follows:

	$
2020	476,978
2021	462,675
2022	463,507
2023 and thereafter	461,433
Total $	1,864,593

Contingencies
The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business.

The Company is not involved in any other FINRA and SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at December 31, 2019 for potential litigation or settlements

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 11 - Concentration of Credit Risk

The Company is subject to concentration risk by holding large positions in debt securities.

The Company has debt securities, trading deposit and a clearing deposit, due from and held by its primary clearing broker-dealer, HT, totaling $59,145,690 or approximately 80% of total assets at December 31, 2019.

The Company also has securities sold, not yet purchased and a payable to its primary clearing broker-dealer, HT, totaling $32,261,267 or approximately 36% of total liabilities.

NOTE 12 – Subsequent Events

The Company has evaluated subsequent events through March 2, 2020 the date these financial statements were available to be issued. No material changes have impacted the Company since December 31, 2019 and none are expected.

NATIONAL ALLIANCE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

Computation of Net Capital

Member's capital	$	12,316,251
Additional capital included		2,159,096
Total Member's capital qualified for net capital		14,475,347
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable-other		695,067
Property and equipment, net		33,325
Other assets		1,262,210
Other deductions/or charges		1,037,349
Total deductions and/or charges		3,027,951
Net capital before haircuts on securities positions		11,447,396
Haircuts on securities:		
Money market funds and certificates of deposit		3,060
Exempted securities		
U.S. Government obligation		1,418,390
Debt securities		
State and municipal government obligations		677,815
Corporate obligations		1,709,720
Other		17,864
Other Securities		119,548
Total haircuts on securities		3,946,397
Net Capital	$	7,500,999

Aggregate Indebtedness

Accounts payable and accrued expenses	$	1,752,546
Accrued compensation payable		742,423
State income taxes payable		25,779
Total aggregate indebtedness	$	2,520,748

Computation of basic Net Capital Requirement

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	7,250,999
Ratio of aggregate indebtedness to net capital		0.3361 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by National Alliance Securities, LLC on Form X-17A-5 filed on January 25, 2020. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.



Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM APPLYING
AGREED-UPON PROCEDURES REPORT

To the Member of
NatAlliance Securities, LLC
Austin, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by NatAlliance Securities, LLC and the SIPC solely to assist you and SIPC in evaluating NatAlliance Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. NatAlliance Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on National Alliance LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

THE AUSTIN OFFICE 512.480.8182 Tel ▪ 512.498.0813 Fax
901 S. Mopac Expressway, Building II, Suite 450 ▪ Austin, Texas 78746 ▪ www.bvccpa.com

Member of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants



To the Member of
NatAlliance Securities, LLC
Re: Independent Accountants' Agreed-Upon Procedures Report On
     Schedule of Assessment and Payments (Form SIPC-7)

This report is intended solely for the information and use of NatAlliance Securities, LLC and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Briggs & Veselka Co.

Briggs & Veselka Co.
Austin, Texas

March 2, 2020

(2)

NATALLIANCE SECURITIES, LLC
EXHIBIT I – SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR
  PROTECTION CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2019

Date Paid	Amount Paid
July 25, 2019	$ 11,668
February 25, 2020	13,547
Total	$ 25,215

(3)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
12*12******2370******************MIXED AADC 220
48723   FINRA    DEC
NATALLIANCE SECURITIES LLC
111 CONGRESS AVE STE 800
AUSTIN, TX 78701-4665
```

Note: If any of the Information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _25,215_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_11,668_)

     _6-30-19_
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   _13,547_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _13,547_

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ❑   Funds Wired ☒   ACH ❑ $ _13,547_
      Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NatAlliance Securities, LLC
(Name of Corporation, Partnership or other organization)

Jene Kim
(Authorized Signature)

CFO
(Title)

Dated the _27_ day of _Feb_ , 20 _20_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 19,868,930

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,097,556

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

   _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,961,099

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)   1,961,099

      Total deductions

2d. SIPC Net Operating Revenues $ 16,810,276

2e. General Assessment @ .0015 $ 25,215

(to page 1, line 2.A.)

2

NATALLIANCE SECURITIES, LLC
Exemption Report

National Alliance Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the followings:

1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.
2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, _____Fred Bush_____, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed: _____
FINOP



Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NatAlliance Securities, LLC
Austin, Texas

We have reviewed management's statements, included in the accompanying NatAlliance Securities, LLC Exemption Report, in which (1) NatAlliance Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which NatAlliance Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briggs & Veselka Co.
Briggs & Veselka Co.
Austin, Texas

March 2, 2020

THE AUSTIN OFFICE 512.480.8182 Tel. ▪ 512.498.0813 Fax
901 S. Mopac Expressway, Building II, Suite 450 ▪ Austin, Texas 78746 ▪ www.bvccpa.com

Member of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants



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